August 30, 2010

VIA FACSIMILE AND EDGAR

Mr. William Friar
Senior Financial Analyst
Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:       Hampton Roads Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 1-32968

Dear Mr. Friar:

Attached please find responses to the Staff's oral comments received on August 27, 2010 following up regarding the Preliminary Proxy Statement on Schedule 14A of Hampton Roads Bankshares, Inc. (the “Company”).  For ease of reading, the Staff's comments are in italics and our replies are in regular font.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr. at (757) 622-3366.

Sincerely,

/s/ Douglas J. Glenn

Douglas J. Glenn
Executive Vice President, General Counsel, and Chief Operating Officer

Hampton Roads Bankshares, Inc.
 Response to Oral Staff Comments Received August 27, 2010
Preliminary Proxy Statement on Schedule 14A

Recent Developments, page 2

1.	The Company has revised the description of the Written Agreement to remove the reference to “technical” violations.

Reasons Against the Investment Proposal, page 40

2.
The Company has repeated the sentence “Assuming that the Investment Proposal is consummated, current common shareholders will own approximately 2.65% of the issued and outstanding Common Stock (without taking into consideration their participation in the rights offering)” in the section titled “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THIS PROXY STATEMENT - Why did you send me this Proxy Statement?” on page 5.

Pro Forma Financial Information, page 46

3.
The Company has revised footnotes 4 and 5 to clarify that the value of the new warrants that the Company will issue to Treasury and to certain Investors was determined in a manner consistent with the value of the existing TARP warrant.

The Reverse Stock Split Proposal, page 83

4.	The Company has revised the description of the reverse stock split ratio to delete the parentheticals and revise the sentence describing the ratio for better readability.

5.
The Company has revised the disclosure to clarify that the decision to implement the Reverse Stock Split will not be made until after the transactions contemplated by the Recapitalization Plan have been completed.